UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

February 21, 2025

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issuer as specified in its charter)

Maryland	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On February 21, 2025, RealtyMogul Apartment Growth REIT, Inc. issued an investor communication relating to the quarter ended December 31, 2024. A copy of the communication is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 1-U, and the exhibit filed herewith, contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U and the exhibit filed herewith.

Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description
99.1	Investor Communication dated February 21, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Managing Director, RM Adviser, LLC

Dated:	February 21, 2025